Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2012

On February 25, 2013, the Board of Directors of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) passed the following resolution to hold the annual general meeting of shareholders on March 22, 2013.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 22, 2013; 09:00 a.m. (local time)

•	Venue: Woori Bank head office building, 5th floor, 203, Hoehyon-dong 1-ga,

Chung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements for the fiscal year 2012

2)	Approval of amendments to the Articles of Incorporation

3)	Appointment of non-standing directors

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Candidate for non-standing director: Yong-Man Rhee
Candidate for non-standing director: Doo-Hee Lee
Candidate for non-standing director: Hun Lee
Candidate for non-standing director: John Ji Whan Park
Candidate for non-standing director: Young-Soo Park
Candidate for non-standing director: Hee-Yul Chai

4)	Appointment of candidates for the members of the Audit Committee

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Candidate for member of the Audit Committee: Yong-Man Rhee
Candidate for member of the Audit Committee: Doo-Hee Lee
Candidate for member of the Audit Committee: Hun Lee
Candidate for member of the Audit Committee: Young-Soo Park

5)	Approval of directors’ compensation limit

•	Agenda details

- Details regarding candidates for non-standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Yong-Man Rhee	Aug.29, 1933	1 year / Re-appointment
- Current) Non-Standing Director, Woori Finance Holdings
- Chief Executive Officer, Shinhan Bank
- Chief Executive Officer, Korea Exchange Bank
- Governor, Bank Supervisory Service
- Minister, Ministry of Finance
- Bachelor of Public Administration, Korea University
- Master of Public Administration, Seoul National University

Doo-Hee Lee	Jun. 12, 1957	1 year / Re-appointment
- Current) Professor of College of Business Administration, Korea
University
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
- Master of Business Administration, University of Wisconsin-Madison
- Ph.D. in Business Administration, Michigan State University

Hun Lee	Dec. 8, 1961	1 year / Re-appointment	- Current) Co-Head, The Lawyers for Citizens - Attorney, Law Firm HongIk - Attorney, Barun Law - Bachelor of Law, Chung-Ang University

John Ji Whan Park	Feb.29, 1968	1 year / Re-appointment	- Current) Representative Director, Asia Evolution - AT&T Network System - Goldman Sachs - Bachelor of Arts (Economics), Brown University - Master of Business Administration, Harvard University

Young-Soo Park	Feb.15, 1952	2 year/New appointment
- Current) Representative Attorney, Law Firm SanHo
- Chief Prosecutor, Central Investigation Department, Supreme
Prosecutors’ Office
- Chief Prosecutor, Seoul High Prosecutors’ Office
- College of Liberal Arts and Sciences, Seoul National University

Hee-Yul Chai	Jan. 23, 1960	2 year/New appointment
- Current) Professor of Economics, Kyonggi University
- Associate Professor, University of Lille 2
- Member, Presidential Transition Committee
- Dean of Academic Affairs, Kyonggi University
- Bachelor of Economics, Seoul National University
- Ph.D. in Economics, University of Paris X

- Details regarding candidates for Audit Committee members

Name	Term / Appointment
Yong-Man Rhee	1 year / Re-appointment

Doo-Hee Lee	1 year / Re-appointment

Hun Lee	1 year/ Re-appointment

Young-Soo Park	2 year/ New appointment